

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 31, 2015

<u>Via E-mail</u>
Mr. Thomas M. Clay
Interim Chief Executive Officer
Golden Queen Mining Co. Ltd.
2300 - 1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

      Re: Golden Queen Mining Co. Ltd.
              Form 10-K for the Year Ended December 31, 2014
              Filed March 16, 2015
              File No. 000-21777

Dear Mr. Clay:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and Mining